UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DIGERATI TECHNOLOGIES, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

8023 Vantage Dr., Suite 660,

Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78230

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DIGERATI TECHNOLOGIES, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended July 31, 2023 (the “Annual Report”) within the prescribed period due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its audit of the financial statements for the period ended July 31, 2023 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than 15 calendar days from the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Antonio Estrada Jr.	(210)	614-7240
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results for the year ended July 31, 2023, will reflect significant changes from the prior year. While the Registrant is still reviewing and finalizing its financial results, it is able to provide certain preliminary results. The Registrant expects to report the following for the year ended July 31, 2023: (i) operating revenues of approximately $31.6 million, as compared to operating revenues of approximately $24.1 million for the year ended July 31, 2022; (ii) operating loss of approximately $4.5 million, as compared to operating loss of approximately $3.7 million for the year ended July 31, 2022; and a net loss of approximately $9.0 million, as compared to a net loss of approximately $9.4 million for the year ended July 31, 2022.

Additionally, the Registrant expects to report the following for the year ended July 31, 2023: (i) total operating expenses of approximately $36.1 million, as compared to total operating expenses of approximately $27.8 million for the year ended July 31, 2022; and (ii) other expenses of $4.5 million, as compared to other expenses of approximately $5.7 million for the year ended July 31, 2022.

These are preliminary results based on current expectations and are still under review and subject to change. Actual results may differ.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the anticipated timing of announcement of the Registrant’s financial results for the year ended July 31, 2023, and the Registrant’s expectations with respect to its results of operations for the year ended July 31, 2023. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risks affecting the Registrant are discussed in the Registrant’s filings with the SEC. The Registrant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

DIGERATI TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2023	By	/s/ Antonio Estrada Jr.
	Name	Antonio Estrada Jr.
	Title	Chief Financial Officer

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